May 25, 2021

VIA EDGAR

Mr. Ryan Sutcliffe

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ETF Managers Trust (the “Trust”)

Registration Statement on Form N-1A

File No. 333-182274

Dear Mr. Sutcliffe:

This letter sets forth responses to comments received orally pertaining to Post-Effective Amendment No. 136 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) submitted by the Trust on March 19, 2021 for the purpose of registering shares of the ETFMG 2X Daily Alternative Harvest ETF (the “Fund”), a new series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto. Marked pages of the Registration Statement are attached to reflect revisions made in response to the comments.

General

1.	Comment:

Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.

Response: The Trust has ensured that all missing information has been provided in accordance with Form N-1A.

2.	Comment

The Staff notes that a legal opinion relating to the Fund’s compliance with all applicable U.S. federal and state laws has been filed with the SEC. Please ensure that it is incorporated by reference into the post-effective amendment relating to the Fund.

Mr. Ryan Sutcliffe

May 25, 2021

Response: The Trust represents that it will incorporate the opinion by reference.

Prospectus

3.	Comment:

Please provide a completed fee table and expense example for the Fund prior to effectiveness.

Response: The fee table and expense example have been completed. Please find attached for your review a marked copy of the Fund’s Prospectus.

4.	Comment:

Please confirm whether the Fund will be subject to a fee waiver or reimbursement arrangement, and if so, add applicable disclosure.

Response: The Trust confirms that the Fund will not be subject to a fee waiver or reimbursement arrangement.

5.	Comment:

Please confirm that the Fund is a passively managed fund. The Staff notes that disclosure in the “Principal Investment Strategies” section states that the Fund will pursue the strategies described “under normal circumstances.” Please reconcile this statement with a subsequent statement that the “Fund generally pursues its investment objective regardless of the market conditions and does not take defensive positions.”

Response: The Registration Statement has been revised to remove the reference to “under normal circumstances.” The Fund intends to pursue its investment objective regardless of market conditions.

6.	Comment:

In light of the possibility that the Fund will invest in shares of affiliated or unaffiliated ETFs, please explain supplementally how the Fund’s strategy will comply with Sections 12 and 17 of the Investment Company Act of 1940 Act (“1940 Act”). In addition, please explain supplementally whether there is an agreement or agreements related to investments in other ETFs.

Response: The Trust states that it will invest in shares of affiliated and unaffiliated ETFs in compliance with the requirements of Rule 12d1-4 and, thus, will be able to rely on exemptions from Sections 12 and 17 of the 1940 Act to the extent necessary to invest in other ETFs. If the Fund invests in affiliated ETFs, the Adviser will make the required findings with respect to the Fund and any underlying ETFs prior to an investment in excess of the limitation in Section 12(d)(1) of the 1940 Act. If the Fund invests in shares of unaffiliated ETFs in excess of the Section 12(d)(1) limitations, the Fund will comply with the control and voting conditions of Rule 12d1-4 and enter into a fund of funds investment agreement prior to the acquisition. The Fund currently has no intention to invest in an unaffiliated ETF, so no fund of funds investment agreement is in place with respect to the Fund.

Mr. Ryan Sutcliffe

May 25, 2021

7.	Comment:

Because the Fund has no 80% investment policy, please explain supplementally how the use of “2X Daily” in the Fund’s name is not misleading, or revise the Fund’s strategy, as applicable.

Response: The principal investment strategy has been revised to state explicitly that the Fund seeks returns equal to 200% of the daily return of the Index. The Trust notes that “2X Daily” does not implicate Rule 35d-1 under the 1940 Act (the “Names Rule”), so no 80% investment policy is appropriate. To the extent that the Fund’s name suggests that the Fund will seek returns equal to two times (2x) the total return of an Index with a particular investment theme, this revision to the investment strategy will clarify how the Fund pursues that objective.

8.	Comment

Please disclose more specifically the “other financial instruments” that are included in the Fund’s principal investment strategies.

Response: References to “other financial instruments” have been deleted from the Fund’s principal investment strategies.

9.	Comment:

Given the use of derivatives as part of the Fund’s principal investment strategies, please disclose that the Fund must value derivatives for purposes of the Names Rule generally on a mark-to-market basis or, in the case of over-the-counter derivatives, at fair value.

Response: The Trust notes that the name of the Fund has no Names Rule implications and the Fund, therefore, has not adopted an 80% investment policy. The Fund’s derivatives will be valued in accordance with Section 2(a)(41) of the 1940 Act and Generally Accepted Accounting Principles, as applicable.

10.	Comment:

In the “Principal Investment Strategies” section, please disclose the following with respect to the Index:

(1)	The Index weighting methodology;

(2)	The rebalance/reconstitution process;

(3)	The number of index components, or a range.

Response: The Registration Statement has been revised to add additional details about the index rebalance/reconstitution process. The Trust respectfully believes that the Registration Statement has substantial disclosure regarding the Index Provider’s process for selecting component securities for the Index and that, with the additional disclosure, will provide fulsome disclosure about the Index and the rebalance/reconstitution process.

Mr. Ryan Sutcliffe

May 25, 2021

11.	Comment:

Please file the index license or sub-license agreement to which the Fund is a party as an exhibit to the Registration Statement.

Response: The Adviser and Index Provider have entered into an agreement to license the use of the Index to be used in operating the Fund. The Trust and Fund are not parties to those agreements. Because the Trust is not a party to the agreement described above between the Index Provider and the Adviser, the Trust respectfully maintains that it is not necessary to file such agreement as an exhibit to the Registration Statement.

12.	Comment:

If the Index may include SPACs founder shares or warrants, please disclose this in detail and revise the risk disclosure, as appropriate.

Response: The Index’s current methodology will not cause the Index to include founder shares or warrants issued by SPACs.

13.	Comment:

In “Principal Risks – Effects of Compounding and Market Volatility Risk,” please describe volatility and volatility rate in plain English.

Response: The Registration Statement has been revised accordingly.

14.	Comment:

Please ensure that the chart on page 5 of the Prospectus is shaded as described in its introductory disclosure.

Response: The Trust will ensure that the referenced chart is shaded appropriately.

15.	Comment:

Please consider re-naming “United States Regulatory Risks of Hemp” as “United States Regulatory Risks of CBD and Hemp.”

Response: The name of the risk has been revised accordingly.

16.	Comment:

Please add detail to the disclosure regarding “Aggressive Investment Techniques Risk.”

Response: The Registration Statement has been revised accordingly.

Mr. Ryan Sutcliffe

May 25, 2021

17.	Comment:

With respect to “Consumer Staples Risk,” please consider whether disclosure of recent FDA steps to ban menthol cigarettes and all flavored cigars should be included in the principal risk disclosure.

Response: The Registration Statement has been revised to include disclosure in the “Additional Risk Information” section of the risks associated with recent FDA steps to ban menthol cigarettes and all flavored cigars.

18.	Comment:

The Staff notes that the Prospectus includes disclosure of “Risks Related to Investing in Canada” without a reference to Canada in the Principal Investment Strategies. Please consider revising, as appropriate.

Response: The Trust notes that the principal investment strategies state that the Index includes the stocks of “companies across the globe.” The Index components are heavily weighted towards Canadian companies; therefore, the Trust believes that particular disclosure of the risks associated with investing in Canadian companies is appropriate. The Trust believes that the risk has appropriate corresponding disclosure in the principal investment strategies and respectfully declines to make a revision.

19.	Comment:

The Staff notes the following disclosure in the section titled “Additional Information about the Fund’s Investment Objective and Strategies – Principal Investment Strategies”:

Additionally, if the Index includes foreign securities or tracks a foreign market index where the foreign market closes before or after the New York Stock Exchange (“NYSE”) closes (generally at 4 p.m. Eastern Time), the performance of the Index may differ from the expected daily leveraged performance. As such, correlation to the Index may be measured by comparing the daily change in the Fund’s NAV per share to the performance of one or more U.S. ETFs that tracks the same underlying index (such as the ETFMG Alternative Harvest ETF).

Please explain supplementally how investment in an underlying ETF will address the issue noted in the above disclosure.

Response: The last sentence of the above excerpt has been deleted in the Prospectus.

20.	Comment:

The Staff notes that forward contracts and options are first mentioned in the disclosure of “Aggressive Investment Techniques Risk” on page 22 of the Prospectus. If these instruments will be used as part of the Fund’s principal investment strategies, please revise the disclosure appropriately.

Mr. Ryan Sutcliffe

May 25, 2021

Response: The reference to forward contracts and options in the prospectus has been removed.

21.	Comment:

In the section titled “Additional Information about the Fund’s Investment Objective and Strategies – Additional Risk Information – Counterparty Risk,” please clarify the reference to “bail-in.”

Response: The Registration Statement has been revised to explain the term “bail-in.”

22.	Comment:

Please provide the information referenced in Items 9(b)(1) and 9(b)(2) of Form N-1A.

Response: The Trust believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Trust has not revised either the Item 4 or Item 9 disclosure.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek